UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13D THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 10)* PIMCO Income Strategy Fund
(Name of Issuer)

Auction–Rate Preferred Shares
(Title of Class of Securities)

72201H207 72201H306 72201H405
(CUSIP Number)

Brigade Leveraged Capital Structures Fund Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way
Camana Bay
Grand Cayman KY1-9007
Attention:  Donald E. Morgan, III

Copies to:

Raymond Gietz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].
_________
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*No additional purchases or sales have been made since the date of the reporting persons' last filing.

CUSIP No.	72201H207 72201H306 72201H405

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Leveraged Capital Structures Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,037*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,037*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,037*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%**

14.	TYPE OF REPORTING PERSON

CO

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Leveraged Capital Structures Fund Ltd.'s combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of January 31, 2012, as reported in the Issuer's Form N-CSR/A filed on March 29, 2012.

CUSIP No.	72201H207 72201H306 72201H405

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,037*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,037*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

1,037*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%**

14.	TYPE OF REPORTING PERSON

IA
* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Capital Management, LLC's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of January 31, 2012, as reported in the Issuer's Form N-CSR/A filed on March 29, 2012.

CUSIP No.	72201H207 72201H306 72201H405

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald E. Morgan, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,037*

9.	SOLE DISPOSITIVE POWER

0
10.	SHARED DISPOSITIVE POWER

1,037*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,037*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%**

14.	TYPE OF REPORTING PERSON

IN
* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Donald E. Morgan, III's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of January 31, 2012, as reported in the Issuer's Form N-CSR/A filed on March 29, 2012.

This Amendment No. 10 ("Amendment No. 10") amends the Schedule 13D first filed with the Securities and Exchange Commission on January 28, 2011, as amended on March 10, 2011, April 29, 2011, July 15, 2011, September 9, 2011, September 21, 2011, October 24, 2011, November 14, 2011, December 1, 2011, and February 29, 2012 (the "Schedule 13D"), and is being filed by Brigade Leveraged Capital Structures Fund Ltd., a Cayman Islands exempted company ("Brigade LCSF"), Brigade Capital Management, LLC, a Delaware limited liability company ("Brigade CM") and Donald E. Morgan, III (each a "Reporting Person" and collectively the "Reporting Persons"), with respect to the Auction-Rate Preferred Shares, par value $.00001 per share ("Shares"), of PIMCO Income Strategy Fund, a Massachusetts business trust (the "Issuer").  Unless otherwise indicated herein, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented by the following:

The Reporting Persons previously announced their intention to, in an effort to seek new and more effective representation on the Board, nominate a candidate for election as Preferred Shares Trustee at the Issuer's 2011 annual meeting of shareholders (the "Annual Meeting").  To that end, on September 21, 2011, Brigade sent a notice to the secretary of the Issuer (the "September 2011 Notice") of Brigade's decision to nominate Neal P. Goldman, a partner at Brigade CM, as Preferred Shares Trustee of the Issuer at the Annual Meeting.  On October 11, 2011, the Issuer (together with PIMCO Income Strategy Fund II) issued a press release stating that the Annual Meeting was being rescheduled to July 31, 2012, a delay of seven months from the anticipated December 2011 date announced nearly a year earlier in the Issuer's November 12, 2010 definitive proxy statement.

In connection with the Issuer's rescheduling of the Annual Meeting, on May 10, 2012, Brigade sent a subsequent notice to the secretary of the Issuer (the "May 2012 Notice") confirming Brigade's decision to nominate Mr. Goldman as Preferred Shares Trustee of the Issuer at the Annual Meeting, as originally set forth in the September 2011 Notice.  In the May 2012 Notice, Brigade confirmed that all of the items and information referenced in the September 2011 Notice continue to be accurate and reflect Brigade's position as of the date of the May 2012 Notice, except for certain items listed on a schedule to the May 2012 Notice. The Reporting Persons intend to engage in discussions with other shareholders of the Issuer and other relevant parties concerning Mr. Goldman's nomination and the business, operations, board composition, management, strategy and future plans of the Issuer.

The Reporting Persons evaluate their investment in the Shares and purposes for holding such Shares on an ongoing basis and reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented by the following: The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit A.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2012
(Date)

Brigade Leveraged Capital Structures Fund Ltd.

/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LLC*

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III*
(Signature)

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of PIMCO Income Strategy Fund.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

May 10, 2012
(Date)

Brigade Leveraged Capital Structures Fund Ltd.

/s/ Donald E. Morgan, III
(Signature)
Director
(Name/Title)

Brigade Capital Management, LLC

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III
(Signature)